EXHIBIT (a)(6)

CONTACT:	The Altman Group, Inc. (800) 467-0821 (toll free)
FOR IMMEDIATE RELEASE
AIMCO PROPERTIES, L.P. ANNOUNCES INCREASE IN OFFER PRICE
FOR TENDER OFFERS FOR CENTURY PROPERTIES FUND XIV
     DENVER, COLORADO, May 1, 2007 — As previously announced, AIMCO Properties, L.P. is offering to purchase the limited partnership units of Century Properties Fund XIV, subject to the terms and conditions of the Offer to Purchase, dated March 30, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, the “Offer”). AIMCO Properties, L.P. announced today that it has increased the offer price from $30.72 to $45.00 per unit in cash. In accordance with the terms of the Offer, the increased consideration will be paid for all units accepted for payment pursuant to the Offer, whether or not the units were tendered prior to the increase in consideration.
     For further information, please contact The Altman Group, Inc. at (800) 467-0821 (toll free), which is acting as the Information Agent for the Offers.